TC BANCSHARES, INC.

131 SOUTH DAWSON STREET

THOMASVILLE, GEORGIA 31792

(229) 226-3221

May 12, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness

TC Bancshares, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-254212

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 1:00 pm Eastern on May 14, 2021, or as soon thereafter as may be practicable.

Please contact Robert Klingler of Bryan Cave Leighton Paisner LLP, counsel to the Company at (404) 572-6810 or Robert.Klingler@BCLPlaw.com with any questions or concerns.

TC BANCSHARES, INC.

By:	/s/ Gregory H. Eiford
Gregory H. Eiford Chief Executive Officer